Exhibit 99.1

Pansoft Company Limited Allen Zhang, Chief Financial Officer Phone: +86-531-8887-1159 Email: allen.zhang@pansoft.com	CCG Investor Relations Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) Email: crocker.coulson@ccgir.com www.ccgirasia.com

Pansoft Announces Third Fiscal Quarter 2010 Financial Results

JINAN, China, May 13, 2010, Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced financial results for the third fiscal quarter ended March 31, 2010.

Highlights for the Third Quarter 2010

●	Total revenues were $2.3 million, an increase of 62% compared to $1.4 million for the quarter ended March 31, 2009
●	Gross profit was $1.43 million, an increase of 120% compared to $0.65 million for the quarter ended March 31, 2009
●	Gross margin was 62%, compared to 46% in the for the quarter ended March 31, 2009
●	Operating profit was $0.8 million, an increase of 352% compared to $0.2 million for the quarter ended March 31, 2009
●	Net income was $0.72 million, an increase of 145% compared to $0.3 million for the quarter ended March 31, 2009
●	Diluted earnings per share was $0.13, an increase of 117% compared to $0.06 for the quarter ended March 31, 2009
●	Adjusted net income excluding share-based compensation expenses was $0.8 million, an increase of 67% compared to $0.5 million for the quarter ended March 31, 2009.
●	Adjusted Diluted EPS excluding share-based compensation expenses was $0.14, an increase of 59% compared to $0.09 for the quarter ended March 31, 2009

On December 11, 2009, Pansoft’s Board of Directors authorized a change in the Company's fiscal year end to June 30 from December 31 because the new fiscal year end is more consistent with the purchasing cycle of its major customers.  As a result of this change, the quarter ended March 31, 2010 represents the third quarter of the fiscal year ending June 30, 2010.

“We are very pleased to report another strong quarter with record growth in both our top and bottom line financial results,” said Guoqiang Lin, Pansoft’s CEO.  “We continue to benefit from strong demand for our proprietary ERP systems from our existing client base. The growth in revenue demonstrates strong market demand and clear technological competitive advantages for Pansoft.  Our newly established departments also contributed to improvement in our operational efficiency and supporting structure.  We continue to expand our business organically and through acquisitions in order to expand our product portfolio and customer base.  We believe the Company will benefit from these initiatives in the long run.”
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“We have delivered a solid performance in the third quarter, usually a slower quarter due to the high seasonality of our business. The strong financial performance in this quarter included strong growth in revenue and profits as well as improvement in our gross margin” added Allen Zhang, Pansoft’s Chief Financial Officer.  “We are on target to deliver profitable organic growth and expect to exceed our expectations with the recent acquisitions.”

Financial Results Highlights for the Three Months Ended March 31, 2009

Total revenue for the three months ended March 31, 2010 was $2.3 million, a 62% increase from $1.4 million in the three months ended March 31, 2009.  The increase in revenue was mostly due to the increased number and value of contracts for Pansoft’s core services and solutions business.

Cost of sales was $0.9 million, an increase of 13% from $0.8 million in the three months ended March 31, 2009.  Cost of sales increased at a slower pace than revenue as a result of continued cost control measures designed to contain expenses.

Gross profit in the quarter was $1.43 million, an increase of 120% from $0.65 million in three months ended March 31, 2009.  Gross margin was 62%, compared to 46% in three months ended March 31, 2009.

Operating expenses were $0.64 million, an increase of 34% from $0.48 million in the three months ended March 31, 2009.

Operating profit was $0.8 million, an increase of 352% from $0.2 million in the three months ended March 31, 2009.  Operating margin was 35% compared to 12% in three months ended March 31, 2009.

Net income was $0.7 million, an increase of 145% from $0.3 million in the corresponding period in 2009.  The significant increase in our operating and net profit was due to a substantial increase in revenues from our major contracts and reduction of operating expenses.

Diluted earnings per share were $0.13, an increase of 117% from $0.06 in the corresponding period in 2009.  Adjusted Diluted EPS excluding share-based compensation expenses was $0.14, an increase of 59% compared to $0.09 for three months ended March 31, 2009.

Financial Results Highlights for the Nine Months ended March 31, 2010

Total revenue for the nine months ended March 31, 2010 was $9.4 million, an increase of 36% from $6.9 million in the nine months ended March 31, 2009. The increase in revenue was mainly due to the strong market demand for Pansoft’s technology and solutions.  This is consistent with the Company’s strategy to establish Pansoft as the premier ERP system provider and differentiate itself through its competitive advantages.

Cost of sales was $4.2 million, an increase of 35% from $3.1 million in the nine months ended in 2009, and in line with revenue growth.

Gross profit was $5.2 million, an increase of 36% from $3.8 million in the nine months ended in 2009.  Gross margin was 55%, unchanged from the nine months ended March 31, 2009.

Operating expenses were $1.6 million, an increase of 29% from $1.3 million in nine months ended in 2009.  Operating expenses consist primarily of general and administrative expenses, selling expenses, professional fees and stock option expenses.  The increase in operating expenses was mainly due to the increase in stock based compensation and public listing expenses, which accounted for 24% and 20% of total operating expenses, respectively. The significant increase in selling expenses was another factor that contributed to the increase in operating expenses, primarily due to more human resource costs allocated to Sales and Marketing department established the first quarter of 2009 and with an enlarged team in this reporting period.

Operating profit was $3.5 million, an increase of 40% from $2.5 million in nine months ended March 31, 2009.  Operating margin was 38%, compared to 36% in nine months ended March 31, 2009.

Net income was $3.3 million, an increase of 38% from $2.4 million in the corresponding period in 2009.  Adjusted net income, excluding stock-based compensation totaled $3.8 million, an increase of 38% compared to $2.7 million in the nine months ended March 31, 2009.  Diluted earnings per share were $0.60, an increase of 48% from $0.48 in the corresponding period in 2009.  Adjusted diluted EPS excluding share-based compensation expenses was $0.69, an increase of 24% from $0.56 for the nine months ended March 31, 2009.

As of March 31, 2009, Pansoft’s cash and cash equivalents is $13.5 million, an increase of 19% compared to $11.3 million in June 30, 2009.  The increase in cash and cash equivalents was primarily a result of increased collection of accounts receivable in the previous quarter.

Recent Development

In April 2010, Pansoft has signed a term sheet to acquire 55% equity of Shandong Hongao Power Technology Co., Ltd, for approximately $2.6 million.  Hongao Power is a leading IT based energy-saving and pollution-reducing solution and service provider for thermal power works.

In March 2010, Pansoft announced that it has co-founded and will serve as the Vice Chairman of the China Overseas Listed Corporations Association, which was established on March 7, 2010.

In March 2010, Pansoft presented at the Rodman & Renshaw Annual China Investment Conference in Beijing, China.

Business Outlook

Pansoft expects to achieve a sustainable organic growth in the quarters ahead driven by strong demand for its services and solutions from its existing customer base. The Company also expects to supplement its organic growth and through acquisitions that can expand its customer base, geographic reach as well as portfolio of solutions and capabilities.

Through its recent and prospective acquisitions, Pansoft expects to be able to target a larger customer base and offer a great service and solution selection to both existing and new customers.

For the fiscal year ending in June 30, 2010, Pansoft expects to be on track with steady growth and affirms the guidance of achieving a fiscal year-over-year growth rate of 40% in revenue, excluding revenue contributions from mergers and acquisitions.

“We continue to look for potential acquisition targets on an opportunistic basis to accelerate our expansion for the rest of the fiscal year.  We aim to become the provider of choice with variety of software solutions and services to a wider range of industries and client base aiming both domestic and international clientele and different technologies and markets.” said Hugh Wang, Chairman of Board.

Adjusted Financial Measures

This release contains adjusted financial measures.  These adjusted financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”).  The Company’s adjusted financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its adjusted financial measures.

Reconciliations of the Company’s adjusted measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of adjusted to GAAP Results.”  These adjusted measures include adjusted gross profit, adjusted operating expenses, adjusted income from operations, non-GAAP net income, adjusted diluted net income per share and adjusted gross margin.

The Company’s management uses adjusted financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects.  The Company’s adjusted financial measures exclude certain special items, including stock-based compensation charge from its internal financial statements for purposes of its internal budgets.  Adjusted financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons.  The Company’s management believes that these adjusted financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results.

The Company’s management believes excluding stock-based compensation from its adjusted financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The adjusted financial measures have limitations.  They do not include all items of income and expense that affect the Company’s operations. Specifically, these adjusted financial measures are not prepared in accordance with GAAP, may not be comparable to adjusted financial measures used by other companies and, with respect to the adjusted financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company.  Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on May 13, 2010 (8:00 p.m. Beijing Time) to review the Company's financial results and answer questions.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (877) 369-6556. International callers should dial +1 (706) 758-6238. The conference ID for the call is 74501404.

If you are unable to participate in the call at this time, a replay will be available for 14 days starting on Friday, May 14, 2010 at 10:00 a.m. ET. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291 and enter the conference ID 74501404.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning ("ERP") software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions in various business operations including accounting, order processing, delivery, invoicing, inventory control and customer relationship management.

Forward-Looking Statements

This press release contains forward-looking statements concerning Pansoft Company Limited, including but are not limited to, statements regarding Pansoft’s acquisition strategies, projected revenue growth, contracts with customers, timing of development projects, and efforts to achieve business growth. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, purchase cycle of major customers, changes in technology or product techniques, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company's reports filed with the Securities and Exchange Commission. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Pansoft Company Ltd.
Unaudited Consolidated Statements of Income and Comprehensive Income
For the three and nine month periods ended March 31, 2010 and 2009
 (In US Dollars)

	(Unaudited)		(Unaudited)
	For Three Months Ended March 31		For Nine Months Ended March 31
	2010	2009	2010	2009

Sales	2,306,442	1,422,086	9,422,088	6,936,532
Cost of sales	868,730	768,042	4,232,634	3,133,320

Gross profit	1,437,712	654,044	5,189,454	3,803,212
Expenses
General and administrative expenses	392,419	160,037	628,818	646,491
Selling expenses	35,175	62,097	290,092	91,612
Professional fees	108,173	83,561	325,610	162,096
Stock based compensation	98,963	171,921	401,217	374,933
Gain on disposition of property& equipment	2,668	(732)	1,704	(916)
	637,398	476,884	1,647,441	1,274,216

Income from operations	800,314	177,160	3,542,013	2,528,996

Other income (expenses), net			17,035	13,995
Government grant	18,894	146,325	18,941	146,325
Finance cost	6,323	(389)	4,393	(4,169)
Interest income	67,805	39,526	154,367	123,343

Income before provision from income taxes	893,336	362,622	3,736,749	2,808,490
Provision for current income taxes	142,999	-	213,645	197,563
Provision for deferred income taxes	31,093	69,496	271,020	260,129

Net income	719,244	293,126	3,252,084	2,350,798

Other comprehensive (loss) income	3,014	(29,060)	12,749	5,433

Comprehensive income	722,258	264,066	3,239,335	2,356,231

Basic and diluted net income per share	0.13	0.06	0.60	0.48

Basic and diluted weighted average number of share outstanding	5,438,232	4,910,363	5,438,232	4,910,363

Pansoft Company Ltd.
Consolidated Balance Sheet
(In US Dollars)

	March 31,	June 30,
	2010	2009
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$13,502,977	11,330,991
Account receivables, net	1,598,307	801,364
Unbilled revenues	5,214,566	3,058,275
Prepayment, deposits and other receivables	160,543	193,132
Inventory	97,831	145,978
Income tax receivable	-	-
Total current assets	20,574,224	15,529,740

Non-current assets
Property and equipment, net	748,035	719,838
Deferred software development cost	-	36,600

Total assets	$21,322,259	16,286,178

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$488,237	139,214
Deferred revenue	691,971	79,275
Income tax payable	143,033	6,108
Deferred income taxes	562,519	291,132
Total current liabilities	1,885,760	515,729
Long term liabilities
Deferred income taxes	-	-
Total liabilities	1,885,760	515,729
Shareholders' equity Common stock (30,000,000 common shares authorized; par value of $0.0059 per share; 5,438,232 shares issued and outstanding as of September 30, 2009)
Share capital	32,080	32,080
Additional paid-in capital	8,965,245	8,564,028
Retained earnings	8,990,066	6,184,359
Statutory reserves	809,440	363,063
Accumulated other comprehensive income	639,668	626,919
Total stockholders' equity	19,436,499	15,770,449
Total liabilities and stockholders’ equity	21,322,259	16,286,178

Pansoft Company Ltd.
RECONCILIATION OF ADJUSTED FINANCIALS TO GAAP RESULTS
(In US Dollars)

	For Three Months Ended March,31
	Actual Results	Adjustment	Adjusted Results	Actual Results	Adjustment	Adjusted Results
	2010		2010	2009		2009
Sales	2,306,442		2,306,442	1,422,086		1,422,086
Cost of sales	868,730		868,730	768,042		768,042
Gross profit	1,437,712		1,437,712	654,044		654,044
Expenses
General and administrative expenses	392,419		392,419	160,037		160,037
Selling expenses	35,175		35,175	62,097		62,097
Professional fees	108,173		108,173	83,561		83,561
Stock based compensation	98,963	(98,963)		171,921	(171,921)	-
Gain on disposition of property and equipment	2,668	(a)	2,668	(732)	(a)	(732)
Total Expenses	637,398		538,435	476,884		304,963

Income from operations	800,314		899,277	177,160		349,081
Other income (expenses), net	-		-
Government grant	18,894		18,894	146,325		146,325
Finance cost	6,323		6,323	(389)		(389)
Interest income	67,805		67,805	39,526		39,526
Income before provision from income taxes	893,336		992,299	362,622		534,543
Provision for current income taxes	142,999		142,999
Provision for deferred income taxes	31,093		70,800	69,496		69,496

Net income	719,244		778,500	293,126		465,047

Other comprehensive (loss) income	3,014		3,092	(29,060)		(29,060)
Comprehensive income	722,258		781,592	264,066		435,987

Basic and diluted net income per share	0.13		0.14	0.06		0.09
Basic and diluted weighted average number of shares outstanding	5,438,232		5,438,232	4,910,363		4,910,363
(a)	To adjust stock-based compensation charges

Pansoft Company Ltd.
RECONCILIATION OF ADJUSTED FINANCIALS TO GAAP RESULTS
(In US Dollars)

	For Nine Months Ended March,31
	Actual Results	Adjustment	Adjusted Results	Actual Results	Adjustment	Adjusted Results
	2010		2010	2009		2009
Sales	9,422,088		9,422,088	6,936,532		6,936,532
Cost of sales	4,232,634		4,232,634	3,133,320		3,133,320
Gross profit	5,189,454		5,189,454	3,803,212		3,803,212
Expenses
General and administrative expenses	628,818		628,818	646,491		646,491
Selling expenses	290,092		290,092	91,612		91,612
Professional fees	325,610		325,610	162,096		162,096
Stock based compensation	401,217	(401,217)		374,933	(374,933)	-
Gain on disposition of property and equipment	1,704	(b)	1,704	(916)	(b)	(916)
Total Expenses	1,647,441		1,246,224	1,274,216		899,283
Income from operations	3,542,013		3,943,230	2,528,996		2,903,929

Other income (expenses), net	17,035		17,035	13,995		13,995
Government grant	18,941		18,941	146,325		146,325
Finance cost	4,393		4,393	(4,169)		(4,169)
Interest income	154,367		154,367	123,343		123,343
Income before provision from income taxes	3,736,749		4,137,966	2,808,490		3,183,423
Provision for current income taxes	213,645		70,646	197,563		197,563
Provision for deferred income taxes	271,020		310,727	260,129		260,129
Net income	3,252,084		3,756,593	2,350,798		2,725,731
Other comprehensive (loss) income	12,749		12,827	5,433		5,433
Comprehensive income	3,239,335		3,743,766	2,356,231		2,731,164
Basic and diluted net income per share	0.60		0.69	0.48		0.56
Basic and diluted weighted average number of shares outstanding	5,438,232		5,438,232	4,910,363		4,910,363
(b)	To adjust stock-based compensation charges